Mail Stop 4561

November 10, 2009

Michael Toups
President
Stone Harbor Investments, Inc.
7985 113th Street, Suite 211
Seminole, FL 33772

>   **Re: Stone Harbor Investments, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 14, 2009**
>   **File No. 333-162469**

Dear Mr. Toups:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges

Prospectus Summary, page 3

1.   Please expand your overview section to disclose that you are a development stage company and that you have not generated revenues from your operations since being formed on May 14, 2009. Also disclose the amount of funds necessary to conduct planned operations for a minimum period of one year from the effective date of the registration statement, and the minimum time you estimate will be required to become a revenue-generating entity.

Risk Factors, page 5

General

2.   We note that your auditor has expressed substantial doubt about your ability to
        continue as a going concern. Please revise to provide related risk factor
        disclosure. Refer readers to Note 1 to your audited financial statements.

3.   Please add a risk factor alerting investors that Michael Toups, the sole officer and
        director of the company, is also a controlling shareholder and discussing the
        related risks his control of the company poses to potential investors. The risk
        factor should specify the amount of ownership Mr. Toups will retain in the
        company following the offering which appears to be 82.9% according to the
        selling shareholder table on page 10.

We need additional capital to develop our business, page 5

4.   We note your disclosure here and elsewhere in the filing that substantial resources
        will be required to conduct your existing and planned operations. Please disclose
        the minimum dollar amount of funding you expect to require to conduct
        operations for a minimum period of one year from the date of filing. Also
        disclose, if true, that you do not currently have the resources to cover the costs of
        this offering which you estimate on page 13 to be approximately $34,502.28. We
        note that your total assets as of June 30, 2009 total $14,650.

Item 5. Determination of Offering Price, page 9

5.   You state that the offering price of the shares of the common stock does not
        necessarily bear any relationship to your financial condition or any other
        established criteria of value, but you also state that you considered your "financial
        condition and prospects" in determining the offering price. Please advise.

6.   You state that you "will be filing to obtain a listing on the OTCBB concurrently
        with the filing of this prospectus." Please disclose the steps you have taken to
        have a market maker sponsor the company's security for quotation on the
        OTCBB.

Item 7. Selling Security Holder, page 10

7.   With respect to the shares to be offered by Entrust of Tampa Bay FBO Edward
        Mass, please disclose the names of the persons who have sole or shared voting or
        investment power over this account. See Regulation S-K Compliance and
        Disclosure Interpretations Question 140.02 available at
        http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

8.   Please affirmatively state whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers and remove the disclaimer "except as listed below, to our knowledge…" In this regard, it is unclear whether you are identifying the persons listed on page 12 as broker-dealers or affiliates of broker-dealers. Revise to clearly identify each selling shareholders that is a broker-dealer or broker-dealer affiliate as such. For any selling shareholder that is a broker-dealer, unless such broker-dealer acquired the securities as transaction-based compensation for performance of investment banking or similar services, the seller should be named as an underwriter in the registration statement. For each selling shareholder that is an affiliate of a broker-dealer, disclose whether: (i) the seller purchased the securities in the ordinary course of business and (ii) at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter. In addition, please revise the following statement on the bottom of page 12 as appropriate, as it appears inconsistent with your selling shareholder disclosure: "To our best knowledge, none of the selling security holders are broker-dealers or affiliates of broker-dealers."

Item 11. Information about the Registrant

Description of Business, page 14

9.   It appears that the website that you disclose in your filing, www.stoneharborweb.com, is not currently operational. Please disclose when you expect the website to be publicly available.

10.   You state on page 15 that for the website hosting services you have formed "several alliances with industry leaders to provide top-rate reliable hosting solutions" and on page 17 you state that you have "several strategic partnerships with various internet and web-related companies." Please discuss the nature of these alliances and strategic partnerships and tell us what consideration you have given to filing any material agreements with these companies pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Competitive Edge, page 17

11.   You state that you believe you have a valuable competitive edge over your local competitors based on your streamlined services for the small business market. To ensure balanced and accurate disclosure of the company's competitive business conditions, revise to discuss significant competitive disadvantages you face as well. Please also consider revising the caption of this subsection to ensure balanced disclosure. See Item 101(h)(4)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 20

12.   Please expand on your disclosure regarding your operations to clearly identify and describe the actions that you have taken since being formed in May 2009 to become a revenue-generating entity. We note your disclosure regarding the company's future objectives, but an overview of the current status of the business and how the company allocated $25,350 in general and administrative expenses should also be provided.

Liquidity and Capital Resources, page 21

13.   You disclose that you believe the company has enough cash to support your daily operations while attempting to commence operations and produce revenues. We note that your current cash is not sufficient to cover the expenses of this offering. Please amend your filing to clarify how you expect to meet your cash requirements for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please expand your disclosure to address the following:

- State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

- Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.

- Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

Directors, Executive Officer, Promoters, and Control Persons, page 21

14.   Please revise the biographical information of Michael Toups to disclose the details of his business experience as required by Item 401 of Regulation S-K. Specifically, disclose the name and principal business of any corporation or other organization in which his employment was carried on in the last five years, and the names of any public companies in which Mr. Toups is a director. Also disclose the number of hours that Mr. Toups is devoting to the business of the company.

15.   Please identify any "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933, and ensure that you provide all the disclosure called

for by 404(d)(2) and Item 401(g) of Regulation S-K with respect to any promoter. In this regard, it appears that Michael Toups as a founder of the company may be deemed a promoter.

Executive Compensation, page 22

16.   Please advise why you have not disclosed David Dreslin as a named executive officer for whom executive compensation disclosure is required to be provided for the fiscal period ended June 30, 2009. We note that the Form D filed by the company on July 29, 2009 indicated that Mr. Dreslin was the President of the company. See Item 401(m)(2) of Regulation S-K.

Item 17. Undertakings, page 28

17.   Please revise to provide all the applicable undertakings required by Item 512 of Regulation S-K. We note in this regard that you have included the language called for by Item 512(h) on page 23 of your prospectus. While we do not object to the inclusion of this language in the prospectus, you should nevertheless properly include the language as an undertaking in Item 17 of Part II of your filing.

Signatures

18.   The signature page does not indicate the officer who is signing as the company's principal financial officer. Note that any person who occupies more than one of the specified positions should indicate each capacity in which he is signing the registration statement. If Michael Toups also serves as the principal financial officer, as indicated on page 21, his signature should be captioned as such in the amended filing. See Instruction 2 to Signatures on Form S-1.

Exhibits

19.   We note your disclosure on page F-13 that you entered into a stock subscription agreement in June 2009 for the sale of 4,000,000 shares of common stock. Please file the stock subscription agreement as an exhibit to the registration statement, or tell us why you believe that it does not need to be filed. See Item 601(b)(4) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 if you have any questions. If you need further assistance, please contact me at (202) 551-3483. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Katherine Wray
Attorney-Advisor

cc: Via facsimile at (732) 577-1188
       Gregg E. Jaclin, Esq.
       Anslow & Jaclin, LLP